March 3, 2008

Ms. Kei Ino
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	MetaMorphix, Inc. Item 4.02 Form 8-K/A Filed February 26, 2008 SEC File No. 000-51294 Response to SEC comment letter dated February 27, 2008

Dear Ms. Ino:

          Enclosed please find our responses to your comments on our Form 8-K/A, filed with the Commission on February 26, 2008. We have provided our responses in the form of a detailed cover letter to facilitate your review as you have requested.

         In connection with our responses to your comments, MetaMorphix, Inc. acknowledges that:

a.	We are responsible for the adequacy and accuracy of the disclosure in our filing,

b.	Staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

c.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have listed your comments below, with our responses to those specific comments immediately following.

Thank you for your review of our filing.

Sincerely,

/s/ Thomas Prescott Russo

Thomas Prescott Russo
Executive Vice President and Chief Financial Officer

Item 4.02

1.	To the extent known, please amend your Form 8-K to quantify the range of possible restatement relating to debt and equity exchange transactions. In addition, provide a more specific timing for when you expect to restate your financial statements.

Management’s response: We have filed our restated financial statements on Form 10-KSB/A (Amendment No. 2) for 2006, Form 10-QSB/A (Amendment No. 1) for March 31, 2007, and Form 10-QSB for June 30, 2007 on February 29, 2008. The actual impact of the restatement as it relates to debt and equity exchange transactions is disclosed in footnote 13 – “Debt”, pages F-26 through F-34 and footnote 20 “Restatement” on pages F-50 through F-53 of our Form 10-FSB/A (Amendment No. 2). In light of this filing and the disclosure within, we do not feel it is necessary to amend our Form 8-K/A filed on February 26, 2008.

2.	In light of your proposed restatements, please tell us whether you have reevaluated the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K or Regulation S-B. Provide a sample disclosure you propose to include in your amended documents. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusion. If the officers conclude that the disclosure controls and procedures were ineffective, describe material weakness and the specific steps that you have taken, if any, to remediate the material weakness.

Management’s response: We have filed our restated financial statements on Form 10-KSB/A (Amendment No. 2) for 2006, Form 10-QSB/A (Amendment No. 1) for March 31, 2007, and Form 10-QSB for June 30, 2007 on February 29, 2008. In each of the documents filed, we have described our reevaluation of the effectiveness of our disclosure controls and procedures. The officers have concluded that the disclosure controls and procedures were ineffective, and we have described the material weakness and disclosed our planned actions to remediate the material weakness. Please refer to Part II, Item 8A. “Controls and Procedures” on pages 48 and 49 of our Form 10-KSB/A (Amendment No. 2) for 2006 filed February 29, 2008, Part I, Item 3. “Controls and Procedures” on page 25 of our Form 10-QSB/A (Amendment No. 1) for March 31, 2007 filed February 29, 2008, and Part I, Item 3. “Controls and Procedures” on pages 27-28 of our Form 10-QSB for June 30, 2007 filed February 29, 2008.